601 Lexington Avenue

New York, NY 10022

United States

+1 212 446 4800

www.kirkland.com

May 17, 2019

VIA EDGAR

Ms. Ta Tanisha Meadows

Staff Accountant

Office of Consumer Products

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Chewy, Inc.
Registration Statement on Form S-1
Filed April 29, 2019
File No 333-231095

On behalf of our client, Chewy, Inc. (the “Company”), we set forth below the Company’s responses to the letter, dated May 14, 2019, containing the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-1 (File No. 333-231095) filed by the Company on April 29, 2019 (the “Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Amendment No. 1. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Performance

Efficiency of Spending on Advertising and Marketing, page 66

1.

Staff’s comment: We note your disclosure of lifetime value of customer (LTV) to customer acquisition cost (CAC) ratios. Please tell us your consideration of the applicability of the disclosure requirements in Item 10(e) of Regulation S-K with respect to your presentation of these ratios. In this regard, we note that the computation of LTV is based on cumulative contribution profit, which appears to be a non-GAAP measure of income.

Response: As further described in the response to comment 2 below, the Company does not consider the amounts underlying the LTV to CAC ratio, including cumulative contribution profit by cohort, to be useful or material information for separate disclosure in understanding the Company’s business, including marketing returns by cohort. Therefore, the Company does not disclose cumulative contribution profit by cohort nor aggregate contribution profit for all cohorts for any fiscal period presented. Accordingly, the Company respectfully submits the individual cohort cumulative contribution profit as part of the LTV to CAC ratios does not require any additional disclosure under Item 10(e) of Regulation S-K and, in particular, cannot be reconciled in any meaningful way.

2.	Staff’s comment: Enhance your disclosure to provide the amounts that underlie the ratios you disclose. For example, provide the CAC and LTV amounts per customer, per period represented.

Response: The Company advises the Staff that it does not believe additional disclosure regarding the LTV to CAC ratios would be material to potential investors in the Company. In particular, the Company does not consider the amounts underlying the LTV and CAC ratio calculations to be material to potential investors. The Company has included the LTV to CAC ratios for its 2012-2017 cohorts to demonstrate (1) how it tracks the efficiency of its spending on advertising and marketing and (2) the similar ordering behavior of its different cohorts. The Company’s disclosure of LTV to CAC ratios is also intended to help investors understand the Company’s history and the improvement in returns with respect to its marketing efforts by cohort. Accordingly, the Company believes it is the ratio of LTV to CAC itself which may enhance investors’ understanding of the Company and its business, rather than the amounts underlying this ratio. For these reasons, the Company has not disclosed cumulative contribution profit by cohort nor aggregate contribution profit for all cohorts for any fiscal period. The Company also believes that its results of operations data in the Registration Statement and its financial statements provide sufficient information to allow investors to assess the Company’s performance.

Principal and Selling Stockholders, page 118

3.

Staff’s comment: We note your response to prior comment 10. Please revise your disclosure to identify the members of the board of directors of Argos Holdings GP LLC. Please also tell us why you have not disclosed that affiliates of BC Partners are beneficial owners, given your disclosure elsewhere that such affiliates control Argos Holdings.

Response: The Company advises the Staff that the board of directors of Argos Holdings GP LLC (“Argos GP”) is comprised of 12 individuals, including Mr. Raymond Svider, Mr. Fahim Ahmed and Mr. Michael Chang as appointees of BC Partners. Pursuant to the provisions of the organizational documents of Argos GP, these BC Partners-appointed directors can exercise majority voting power over voting and investment decisions with respect to Company securities made by the board of Argos GP. In addition, each of Messrs. Svider, Ahmed and Chang can exercise the voting power of the other BC Partners-appointed directors if such other directors are not present at a meeting of the board of Argos GP. No other member of the board of Argos GP can exercise majority voting power. Based on the so-called “rule of three,” because voting and investment decisions with respect to issuer securities require a vote of a majority of three or more persons, none of the non-BC Partners-appointed directors will be deemed the beneficial owner of those securities for purposes of Section 13(d). See Southland Corp. (July 8, 1987). Accordingly, the Company submits that none of these other directors exercises investment or voting control over the Company’s securities (except with respect to the shares in which he or she directly holds a pecuniary interest), none of these other directors will be deemed the beneficial owner of those securities for purposes of Section 13(d) and no natural persons (other than Messrs. Svider, Ahmed and Chang) are required to be named in the Registration Statement. The Company has updated the disclosure on pages 120 and 121 to disclose that Messrs. Svider, Ahmed and Chang are members of the board of directors of Argos GP and may exercise majority voting power at meetings of the board with respect to voting and investment decisions with respect to Company securities held by Argos Holdings L.P.

The Company acknowledges the Staff’s comment regarding BC Partners and has updated the disclosure on pages 120 and 121.

Certain Relationships and Related Party Transactions, page 129

4.	Staff’s comment: We note your response to Comment 11. Please confirm that you will similarly update the disclosure for the Master Transaction Agreement.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on page 131.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (212) 446-4943 or by email at jkorff@kirkland.com.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff

VIA E-MAIL

cc:	Robyn Manuel
Securities and Exchange Commission

Sumit Singh
Mario Marte
Susan Helfrick
Chewy, Inc.

Tim Cruickshank
Kirkland & Ellis LLP

Michael Kaplan
Marcel Fausten
Davis Polk & Wardwell LLP